EXHIBIT 99.9

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES - OXLEY ACT OF 2002

In connection with the annual report of Kinross Gold Corporation (the “Company”) on Form 40-F for the year ended December 31, 2020, J. Paul Rollinson hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of his knowledge:

1.	The annual report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the annual report fairly presents, in all material respects, the financial condition and results of operations of the Company.

March 30, 2021	/s/ J. Paul Rollinson
J. Paul Rollinson
President and Chief Executive Officer
(principal executive officer)